[redacted]

09057142

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32152

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TrustCore Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105 Westwood Place, Suite 400
(No. and Street)

Brentwood	Tennessee	37027
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darryl L. Edmonds — (615) 377-1177
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maggart & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

150 Fourth Avenue, North Suite 2150	Nashville	Tennessee	37219
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 26 2009
Washington, DC
111

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Darryl L. Edmonds**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **TrustCore Investments, Inc.**, as of **December 31**, 20**08**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOHN W. YARBOROUGH STATE OF TENNESSEE NOTARY PUBLIC

Notary Public

Signature

Secretary

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. **Statement of Cash Flows**
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. **Not Required.**
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAGGART & ASSOCIATES, P.C.
Certified Public Accountants
150 FOURTH AVENUE, NORTH
SUITE 2150
NASHVILLE, TENNESSEE 37219-2417
Telephone (615) 252-6100
Facsimile (615) 252-6105

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
TrustCore Investments, Inc.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)
Brentwood, Tennessee

We have audited the accompanying statement of financial condition of TrustCore Investments, Inc. (a wholly-owned subsidiary of TrustCore Financial, Inc.) as of December 31, 2008, and the related statements of income (loss), changes in stockholder's equity, changes in subordinated liabilities and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TrustCore Investments, Inc. at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental Schedules 1 through 6 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Maggart & Associates, P.C.

Nashville, Tennessee
February 21, 2009

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Statement of Financial Condition

December 31, 2008

Assets		
Cash	$	132,334
Deposit with clearing organization		50,000
Receivable from fund companies and clearing organization		118,729
Prepaid expenses		67,653
Total assets	$	368,716
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable	$	84
Payable to registered representatives		87,875
Due to parent company		113,334
Income taxes payable		4,343
Total liabilities		205,636
Stockholder's equity:		
Common stock (no par value). Authorized 2,000 shares, issued and outstanding 10 shares		1,000
Additional paid-in capital		7,325
Retained earnings		154,755
Total stockholder's equity		163,080
Total liabilities and stockholder's equity	$	368,716

The accompanying notes are an integral part of these financial statements.

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Statement of Income (Loss)

For the Year Ended December 31, 2008

Revenues:	
Commissions	$ 2,310,382
Interest and dividends	5,113
Total revenues	2,315,495
Operating expenses:	
Commission expense	1,218,295
Salaries and benefits	731,454
Insurance	70,129
Interest expense	2,903
Professional fees	29,096
Telephone	7,965
Taxes and licenses	15,368
Office expense	170,600
Clearance fees	67,820
Total operating expenses	2,313,630
Income before provision for income taxes	1,865
Provision for income taxes	4,343
Loss	$ (2,478)

The accompanying notes are an integral part of these financial statements.

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Statement of Changes in Subordinated Liabilities

For the Year Ended December 31, 2008

Subordinated liabilities at beginning and end of year	$ -

The accompanying notes are an integral part of these financial statements.

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2007	$ 1,000	7,325	157,233	165,558
Loss	-	-	(2,478)	(2,478)
Balance at December 31, 2008	$ 1,000	7,325	154,755	163,080

The accompanying notes are an integral part of these financial statements.

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Statement of Cash Flows

For the Year Ended December 31, 2008

Increase (Decrease) in Cash and Cash Equivalents

Cash flows from operating activities:		
Loss		$ (2,478)
Adjustments to reconcile loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Decrease in receivable from fund companies and clearing organization	$ 10,205	
Increase in prepaid expense	(23,722)	
Decrease in accounts payable	(6,490)	
Decrease in payable to registered representatives	(21,618)	
Increase in income taxes payable	612	
Total adjustments		(41,013)
Net cash used in operating activities		(43,491)
Cash flows from financing activities:		
Decrease in due to parent company	(57,995)	
Net cash used in financing activities		(57,995)
Net decrease in cash and cash equivalents		(101,486)
Cash and cash equivalents at beginning of year		233,820
Cash and cash equivalents at end of year		$ 132,334

Supplemental Disclosure of Cash Flow Information:

Cash paid in current year for:	
Interest	$ 2,903
Income taxes	$ 3,731

The accompanying notes are an integral part of these financial statements.

(1) *Organization*

TrustCore Investments, Inc. is a wholly-owned subsidiary of TrustCore Financial, Inc. and is engaged in the securities business. The Company is a broker-dealer which sells general securities on a fully disclosed basis through a clearing broker, direct participation programs and variable contracts on a "best efforts" and subscription basis, and mutual funds with all orders cleared through the sponsoring institution.

(2) *Summary of Significant Accounting Policies*

(a) *Cash and Cash Equivalents*

For the purpose of the statement of cash flows, the Company considers all cash and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company places its cash and cash equivalents with financial institutions management considers to be of a high quality.

(b) *Revenue Recognition*

The financial statements are prepared on the accrual basis. The Company recognizes commission income on a trade date basis.

(c) *Income Taxes*

The Company files consolidated federal and state income tax returns with its parent company and other subsidiaries. The policy of the Company's parent is to charge or credit the Company with an amount equivalent to federal and state income taxes or benefit on a separate return basis.

(d) *Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) *Advertising Costs*

Advertising costs are expensed as incurred.

(3) Net Capital Requirements and Other Restrictions

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1) which requires the maintenance of minimum capital equal to $50,000. At December 31, 2008, the Company had net capital as defined of $91,417.

The Company maintains an agreement for clearing services with a broker-dealer registered with the Securities and Exchange Commission. In accordance with the agreement between these parties, a $50,000 cash balance is maintained with the clearing broker and is reflected as deposit with clearing organization in the statement of financial condition. In addition, the clearing agreement established a minimum capital requirement of $100,000 to be maintained by the Company. As the Company's net capital at December 31, 2008 dropped below the minimum requirement established by the clearing broker, the Company provided notification to the clearing broker of its intention to remedy this situation.

(4) Due to Parent Company

The advances of $113,334 at December 31, 2008 represent unsecured non-interest bearing advances provided by its 100% shareholder. The account is used for clearing of expense allocation between the Company and its affiliates.

(5) Related Party Transactions

Substantially all expenses of the Company, except commission expense and clearing charges represent allocations of such expenses from its parent company. The allocation is determined by management of the parent company. Expenses allocated to the Company for the year ended December 31, 2008, were approximately $940,000. Included within the current year allocation associated with salaries and benefits is an amount of $252,700 that represents salaries of the parent company's directors. Current year advertising costs of $18,618 as allocated to the Company, were included in the expense category of office expense.

During the year ended December 31, 2005, the Company and its affiliates relocated their operations to a new expanded office facility. In conjunction with this move, the parent company entered into a sublease agreement for this office facility from August, 2005 through December, 2013. Lease payments under this agreement began on January, 2006 with the remaining required lease obligation payable as follows:

Year Ended December 31,	Amount
2009	$ 340,604
2010	350,936
2011	358,061
2012	365,187
2013	372,491
	$ 1,787,279

(5) Related Party Transactions, Continued

In addition, the parent company entered into a promissory note agreement with a financial institution, effective October 28, 2005, in an amount of $300,000 to be paid in monthly principal and interest installments of $5,883, at 6.5%, beginning November 28, 2005 through October 28, 2010. Effective December 3, 2008, the interest rate on the promissory note agreement was reduced to 5.75% along with a reduction of the monthly principal and interest payment to $5,833. The proceeds from this note payable were used to fund the cost of the office relocation and related refurnishings. The note is collateralized by the furnishings held by the parent company and is guaranteed by the parent company's directors.

The Company shares in the rental obligation and note payable interest charges through the parent company's allocation of expenses. Rental expense of $92,626 associated with the sublease agreement was allocated to the Company during 2008, net of a related amount of $83,266 allocated to registered representatives, and is included within office expense. Interest of $2,903 associated with the promissory note agreement was allocated during 2008 and is reflected as interest expense.

(6) Provision for Income Taxes

The provision for income taxes at December 31, 2008 consists of the following:

Federal income tax provision	$	2,968
State income tax provision		1,375
Total income tax provision	$	4,343

This provision is derived from the current year taxable income from operations after adjustment for certain non-deductible expenses multiplied by the anticipated federal and state effective income tax rates.

(7) Receivable from Fund Companies and Clearing Organization and Payable to Registered Representatives

Amounts receivable from fund companies and clearing organization and payable to registered representatives at December 31, 2008, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$ 118,729	87,875

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2008

Total stockholder's equity	$ 163,080
Deduct stockholder's equity not allowable for net capital	4,000
Total stockholder's equity qualified for net capital	159,080
Less nonallowable assets and haircuts:	
Prepaid expenses	67,653
Haircuts	10
Total nonallowable assets and haircuts	67,663
Net capital	91,417
Net capital required	50,000
Excess net capital	$ 41,417

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2008

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2) (ii) of the Rule.

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Information Relating to Possession or
Control Requirements Under Rule 15c3-3
of the Securities and Exchange Commission

As of December 31, 2008

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2) (ii) of the Rule.

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3

December 31, 2008

A reconciliation of the net capital computed with the computation of net capital on the December 31, 2008 FOCUS Report - Part IIA is shown below:

Net capital computed on Schedule 1 and as computed on the Company's FOCUS Report - Part IIA (unaudited) at December 31, 2008	$ 91,417

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

<u>*Schedule 5*</u>

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation

December 31, 2008

Not Applicable

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit

December 31, 2008

None